Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in these consolidated financial statements. The consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on these financial statements.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2018 management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements of the Group as at and for the years ended December 31, 2017 and 2016 were audited by KPMG Inc., who expressed an unmodified opinion on those statements on March 20, 2018.

The consolidated financial statements as at and for the year ended December 31, 2018 have been audited by the Group’s independent auditor, BDO South Africa Incorporated, in accordance with Canadian generally accepted auditing standards. The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2018 were approved by the Board of Directors and signed on its behalf on March 20, 2019.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Caledonia Mining Corporation Plc

Opinion

We have audited the consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (“the Group”), which comprise the consolidated statement of financial position as at December 31, 2018, and the consolidated statement of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2018 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Change in presentation of comparative information related to adoption of IFRS 9

The accompanying comparative information, which comprises the consolidated statement of financial position at December 31, 2017, the consolidated statement of profit or loss and other comprehensive income, cash flows and changes in equity for the years ended December 31, 2017 and notes to the comparative information, including a summary of significant accounting policies were audited by another auditor who expressed an unmodified opinion on March 21, 2018.

We also have audited the adjustments to the 2017 financial statements to retrospectively apply the accounting for the adoption of IFRS 9 as described in note 4(a). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 financial statements taken as a whole.

Other Information

Management is responsible for the other information. The other information comprises:

•	The Management’s Discussion and Analysis report of the consolidated operating results and financial position of the Group for the quarter ended December 31, 2018.

•	The Annual Report – referred to as Form 20-F

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis report of the consolidated operating results and financial position of the Group for the quarter ended December 31, 2018 prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The Annual Report referred to as Form 20-F is expected to be made available to us after the date of the auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate companies within the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Caledonia Mining Corporation Plc

INDEPENDENT AUDITOR'S REPORT (continued)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Jacques Barradas.

BDO South Africa Inc.

Registered Auditors

Wanderers Office Park

52 Corlett Drive

Illovo, 2196

March 20, 2019

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(In thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Notes	2018	*2017	*2016
Revenue		68,399	69,762	61,992
Less: Royalties		(3,426)	(3,498)	(2,923)
Production costs	9	(39,315)	(36,180)	(32,086)
Depreciation	17	(4,071)	(3,763)	(3,491)
Gross profit		21,587	26,321	23,492
Other income	10	7,101	2,594	1,330
Other expenses		(336)	(14)	(55)
Impairment loss on trade receivables	11	—	(181)	—
Administrative expenses	13	(6,465)	(5,911)	(7,263)
Equity-settled share-based expense	26.1	(14)	(835)	(170)
Cash-settled share-based expense	26.2	(315)	(976)	(618)
Sale of Blanket Mine treasury bills	12	—	—	3,202
Net foreign exchange gain/(loss)		223	(380)	(505)
Loss on settlement of hedge	15	(360)	—	(435)
Operating profit		21,421	20,618	18,978
Finance income	14	53	38	16
Finance cost	14	(273)	(69)	(192)
Profit before tax		21,201	20,587	18,802
Tax expense	16	(7,445)	(8,691)	(7,717)
Profit for the year		13,756	11,896	11,085
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		(676)	373	262
Total comprehensive income for the year		13,080	12,269	11,347

Profit attributable to:
Owners of the Company		10,766	9,384	8,526
Non-controlling interests		2,990	2,512	2,559
Profit for the year		13,756	11,896	11,085
Total comprehensive income attributable to:
Owners of the Company		10,090	9,757	8,788
Non-controlling interests		2,990	2,512	2,559
Total comprehensive income for the year		13,080	12,269	11,347

Earnings per share
Basic earnings - per share ($)	24	0.99	0.86	0.79
Diluted earnings per share ($)	24	0.99	0.86	0.79

The accompanying notes on page 8 to 67 are an integral part of these consolidated financial statements.

Signed on behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

* Restated, refer note 4(a).

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(In thousands of United States Dollars, unless indicated otherwise)

As at 31December	Notes	2018	2017
Assets
Property, plant and equipment	17	97,427	82,078
Deferred tax asset	16	98	65
Total non-current assets		97,525	82,143

Inventories	18	9,427	9,175
Prepayments		866	709
Trade and other receivables	19	6,392	4,962
Cash and cash equivalents	20	11,187	13,067
		27,872	27,913
Assets held for sale	21	296	—
Total current assets		28,168	27,913
Total assets		125,693	110,056

Equity and liabilities
Share capital	22	55,102	55,102
Reserves	23	142,790	143,452
Retained loss		(127,429)	(135,287)
Equity attributable to shareholders		70,463	63,267
Non-controlling interests	36	8,345	5,944
Total equity		78,808	69,211

Liabilities
Provisions	25	3,309	3,797
Deferred tax liability	16	23,328	19,620
Long-term portion of term loan facility	27	5,960	—
Cash-settled share-based payments	26.2	2,090	1,826
Total non-current liabilities		34,687	25,243

Short-term portion of term loan facility	27	—	1,486
Trade and other payables	28	10,051	12,660
Income tax payable	16	1,538	1,145
Overdraft	20	—	311
		11,589	15,602
Liabilities associated with assets held for sale	21	609	—
Total current liabilities		12,198	15,602
Total liabilities		46,885	40,845
Total equity and liabilities		125,693	110,056

The accompanying notes on page 8 to 67 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(In thousands of United States Dollars, unless indicated otherwise)

	Notes	Share capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity- settled Share- based payment reserve	Retained Loss	Equity attributable to shareholders	Non- controlling interests (“NCI”)	Total Equity
Balance at January 1, 2016		54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Equity-settled share-based expense transactions	26.1	—	—	—	170	—	170	—	170
Shares issued – Option exercises	22	433	—	—	—	—	433	—	433
Dividends paid		—	—	—	—	(2,639)	(2,639)	(355)	(2,994)
Total comprehensive income:
Profit for the year		—	—	—	—	8,526	8,526	2,559	11,085
Other comprehensive income for the year		—	262	—	—	—	262	—	262
Balance at December 31, 2016		55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Equity-settled share-based expense transactions	26.1	—	—	—	705	—	705	130	835
Shares issued – Option exercises	22	246	—	—	—	—	246	—	246
Shares repurchased	22	(146)	—	—	—	—	(146)	—	(146)
Dividends paid		—	—	—	—	(2,904)	(2,904)	(406)	(3,310)
Total comprehensive income:
Profit for the year		—	—	—	—	9,384	9,384	2,512	11,896
Other comprehensive income for the year		—	373	—	—	—	373	—	373
Balance at December 31, 2017		55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Transactions with owners:
Equity-settled share-based expense transactions	26.1	—	—	—	14	—	14	—	14
Dividends paid		—	—	—	—	(2,908)	(2,908)	(589)	(3,497)
Total comprehensive income:
Profit for the year		—	—	—	—	10,766	10,766	2,990	13,756
Other comprehensive income for the year		—	(676)	—	—	—	(676)	—	(676)
Balance at December 31, 2018		55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Notes		22	23	23	23			36

The accompanying notes on page 8 to 67 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated Statements of cash flows

For the years ended December 31
(In thousands of United States Dollars, unless indicated otherwise)
	Note	2018	2017	2016

Cash flows from operating activities	29	21,119	28,885	25,671
Interest received		53	38	16
Interest paid		(161)	(199)	(210)
Tax paid	16	(3,344)	(4,212)	(2,466)
Net cash from operating activities		17,667	24,512	23,011

Cash flows from investing activities
Acquisition of property, plant and equipment		(20,192)	(21,639)	(19,885)
Proceeds from sale of property, plant and equipment		—	—	3
Net cash used in investing activities		(20,192)	(21,639)	(19,882)

Cash flows from financing activities
Dividends paid		(3,497)	(3,310)	(2,994)
Term loan repayments	27	(1,500)	(1,500)	—
Term loan proceeds	27	6,000	—	3,000
Term loan transaction costs	27	(60)	—	(73)
Proceeds from issue of share capital		—	246	433
Share repurchase cost		—	(146)	—
Net cash from/(used in) financing activities		943	(4,710)	366

Net (decrease)/increase in cash and cash equivalents		(1,582)	(1,837)	3,495
Effect of exchange rate fluctuation on cash held		13	258	(40)
Cash and cash equivalents at beginning of year		12,756	14,335	10,880
Net cash and cash equivalents at year end	20	11,187	12,756	14,335

The accompanying notes on page 8 to 67 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

1       Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands. These consolidated financial statements of the Company and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2018, 2017 and 2016, notes, significant accounting policies and other explanatory information. The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2       Basis for preparation

i)                 Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board of Directors on March 20, 2019.

ii)                  Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	equity-settled share-based payment arrangements measured at fair value on grant date;

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates; and

•	derivative financial instruments measured at fair value.

iii)                Functional currency

These consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

3       Use of accounting assumptions, estimates and judgements

In preparing these consolidated financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)	Assumptions and estimation uncertainties

i)	Depreciation of Property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources, are included in the calculation of depreciation.

Other items of property, plant and equipment are depreciated as described in note 5(f)(iv) Useful lives.

ii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth,

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

3       Use of accounting assumptions, estimates and judgements (continued)

(a)       Assumptions and estimation uncertainties (continued)

ii)       Mineral reserves and resources (continued)

shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;

•	continuity of mineralisation between drill-hole intersections within recognised reefs; and

•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;

•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

•	cut-off grade;

•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in a number of ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;

•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

•	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing or cost of these activities.

iii)       Blanket mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant assumptions and estimates which are explained in note 6.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

3       Use of accounting assumptions, estimates and judgements (continued)

(a)          Assumptions and estimation uncertainties (continued)

iv)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2018. The restoration provision for Eersteling Gold Mining Company Limited was estimated based on an internal management assessment in 2017. Assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provisions may be higher or lower than currently provided for (Refer to note 25).

v)	Exploration and evaluation (“E&E”) assets

The Group also makes assumptions and estimates regarding the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

vi)	Income taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group makes assumptions and estimates in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilised or sufficient estimated taxable income against which the losses can be utilised.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

3      Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)

vii)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer notes 6 and 26.1) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant assumptions and estimates for estimating fair value for share-based payment transactions are disclosed in note 26.1.

Option pricing models require the input of assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Cash-settled share-based payment arrangements

The fair value of the amount payable to employees in respect of share-based awards which will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any change in the fair value of the liability is recognised in profit or loss.

Additional information about significant assumptions and estimates used to determine the fair value of cash settled share-based payment transactions are disclosed in note 26.2.

viii)	Impairment

Non-financial assets

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

3       Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)

viii)	Impairment (continued)

Non-derivative financial assets

The Group makes use of a simplified approach in accounting for trade and other receivables and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. The Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

(b)       Judgements

Judgement is required when assessing whether an entity is controlled by the group or not. Controlled entities are consolidated. Further information is given in notes 5(a) and 6.

Refer to note 5(b)(ii) for judgement applied to determine functional currency of entities in the Group and the rate of exchange to translate the Zimbabwean real time gross settlement, bond notes or bond coins (“RTGS$”).

4       Change in significant accounting policies

The Group has applied IFRS 15 and IFRS 9 from January 1, 2018. The adoption of these standards did not have a material effect on the Group’s financial statements.

(a)       IFRS 9 – Financial instruments

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement.

As a result of the adoption of IFRS 9, the Group has adopted consequential amendments to IAS 1 - Presentation of Financial Statements, which require impairment of financial assets to be presented in a separate line item in the statement of profit or loss and other comprehensive income. Previously, the Group’s approach was to include the impairment of the royalty rebate in other expenses. Consequently, the Group reclassified impairment losses amounting to $181, recognised under IAS 39, from other expenses to impairment loss on trade receivables in the statement of profit or loss and other comprehensive income for the year ended December 31, 2017.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

4       Change in significant accounting policies (continued)

(a)       IFRS 9 – Financial instruments (continued)

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, fair value through other comprehensive income and fair value through profit or loss. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

IFRS 9’s impairment requirements use more forward-looking information to recognise expected credit losses – the ‘expected credit loss (“ECL”) model’. This replaces IAS 39’s ‘incurred loss model’. Instruments within the scope of the new requirements included loans and other debt-type financial assets measured at amortised cost and fair value through other comprehensive income, trade receivables, contract assets recognised and measured under IFRS 15 and loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss.

Recognition of credit losses is no longer dependent on the Group first identifying a credit loss event. Instead the Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

The limited retrospective approach followed in the adoption of IFRS 9 did not have a significant effect on the Group’s financial assets and liabilities.

For an explanation of how the Group classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, refer to note 5(c).

(b)       IFRS 15 - Revenue

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 - Revenue, IAS 11 - Construction Contracts and related interpretations. Under IFRS 15, revenue is recognised when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgement.

The Group has adopted IFRS 15 from January 1, 2018. Accordingly, the information presented for 2017 has not been restated and has been accounted for under IAS 18, as previously reported. The Group’s revenue arrangements consist of a single performance obligation to transfer promised goods. As a result, the Group did not identify any material differences in the amount and timing of revenue recognition for its revenue. Accordingly, the Group did not record any transition adjustment upon adoption of the new guidance. Under the new standard, substantially all of the Group’s revenue is recognised when the goods are delivered to Fidelity Printers and Refiners Limited.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5       Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except as disclosed in note 4(a).

(a)	Basis of consolidation

i)              Subsidiaries and structured entities

Subsidiaries and certain structured entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii)              Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests (“NCI”) and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii)              Non-controlling interests

NCI are measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)              Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5       Significant accounting policies (continued)

(b)	Foreign currency

i)	Foreign operations

As stated in note 2(iii) the presentation currency of the Group is the United States Dollar. The functional currency of the Company and all its subsidiaries is the United States Dollar except for the South African subsidiaries that use the South African Rand (“ZAR”) as functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

•	assets and liabilities are translated using the exchange rate at period end; and

•	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognised in Other Comprehensive Income (“OCI”). If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

When the Group disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are reclassified to profit or loss. If the Group disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reattributed between controlling and non-controlling interests.

All resulting translation differences are reported in OCI and accumulated in the foreign currency translation reserve.

ii)                  Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the functional currency (foreign currencies) of these Group entities are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

On October 1, 2018 the Reserve Bank of Zimbabwe (“RBZ”) issued a directive to Zimbabwean banks to separate foreign currency (“Foreign currency”) and RTGS$ on the accounts held by clients. Subsequent to the directive the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in Foreign currency (i.e. United States dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the Foreign currency allocation from 30% to 55% and the remainder received as RTGS$.  The United States dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency before and after the RBZ directive. After October 15, 2018 the Government of Zimbabwe pegged the RTGS$ at 1:1 to the United States Dollar and Blanket Mine has received discretionary allocations of United Stated dollars from its RTGS$ account on the basis of the 1:1 rate. Blanket Mine also paid all its taxes, electricity, salaries and wages and suppliers denominated in RTGS$ at a rate of 1:1. Therefore a 1:1 translation rate was used to translate RTGS$ to the functional currency when consolidating Blanket Mine in these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(b)	Foreign currency (continued)

ii)         Foreign currency translation (continued)

On February 20, 2019 the RBZ issued a further monetary policy statement, which allows inter-bank trading between RTGS$ and Foreign currency. In terms of this new policy, Gold producers will continue to receive 55% of their sales proceeds in FCA and the balance will be received in RTGS Dollars at the prevailing inter-bank rate.

(c)        Financial instruments

i)         Non-derivative financial assets

Policy applicable from January 1, 2018

Recognition and initial measurement

The Group holds only financial assets measured at amortised cost and at fair value through profit or loss. Financial assets are initially recognised when the Group becomes a party to the contractual provisions of the instrument. A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

On initial recognition, a financial asset is classified as and measured at amortised cost or at fair value through profit or loss. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at fair value through profit or loss:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets of the Group not classified as and measured at amortised cost are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset, that otherwise meets the requirements to be measured at amortised cost, to fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets at fair value through profit or loss are subsequently measured at fair value. Net gains and losses are recognised in profit or loss. Financial assets classified as and measured at amortised cost are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5            Significant accounting policies (continued)

(c)          Financial instruments (continued)

i)	Non-derivative financial assets (continued)

Policy applicable before January 1, 2018

Trade receivables were initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less a provision for estimated credit losses. All other financial assets were recognised initially on the trade date at which the Group became a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

The Group had the following non-derivative financial assets:

Loans and receivables

Loans and receivables included trade and other receivables. Loans and receivables were financial assets with fixed or determinable payments that were not quoted in an active market. Such assets were recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables were measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables was based on a review of all outstanding amounts at year end. Bad debts were written off during the year in which they were identified. Interest income was recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

ii)	Non-derivative financial instruments

Non-derivative financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5           Significant accounting policies (continued)

(c)        Financial instruments (continued)

iii)       Derivative financial instruments

During 2018 and 2016 the Group held derivative financial instruments to hedge its gold price exposure. Derivatives are recognised initially at fair value, attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. The Group does not hold derivatives that are classified as cash flow hedges, embedded derivatives or hedges that qualify as highly effective. Therefore, all changes in the fair value of derivative instruments are accounted for in profit or loss.

The adoption of IFRS 9 on January 1, 2018 had no impact on this accounting policy.

iv)       Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(d)        Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(e)       Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

(f)        Property, plant and equipment

i)           Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5       Significant accounting policies (continued)

(f)        Property, plant and equipment

ii)           Exploration and evaluation assets

Exploration costs are capitalised as incurred, unless the exploration costs are related to speculative drilling on unestablished orebodies, general administrative or overhead costs associated with exploration drilling. The costs related to speculative drilling on unestablished orebodies, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under property, plant and equipment. Direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within Property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets.

iii)          Subsequent costs

The cost of replacing a part of an item of Property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

iv)         Depreciation

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. On commencement of commercial production, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the estimated measured, indicated and inferred resources which are planned to be extracted in terms of Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

For other categories, depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5       Significant accounting policies (continued)

(f)        Property, plant and equipment (continued)

iv)        Depreciation (continued)

Inferred resources are included in the LoMP to the extent that there is a successful history of upgrading inferred resources. Blanket reports its resources inclusive of reserves. As a result, resources included in the LoMP and hence in the calculation of depreciation include material from measured, indicated and inferred resource classes as detailed below under the following types of resources:

•	Measured resources – all proven reserve blocks plus 50% of the remnant pillar blocks.

•	Indicated resources – all probable reserves plus indicated resources which occur within the mine extent as defined by the LoMP infrastructure.

•	Inferred resources – inferred resources (discounted by approximately 30%) that are well defined in terms of geometry (position, width, extent) falling within the planned infrastructure as per the LoMP.

In addition, inferred resources are included in the LoMP if it is expected that the inferred resources can be economically recovered in the future. Economic recovery is expected if a history can be proven that the recovered grade of the inferred resources exceeded the pay limit grade and when this trend can be expected in the future and if it is economical to recover inclusive of the cost of the capital requirements to access and extract the gold from the inferred resources. Refer to note 17 for the evaluation of the pay limit.

Land is not depreciated.

The calculation of the units of production rate could be affected to the extent that actual production in the future is different from the current forecast production based on reserves and resources. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

These factors include:

•	changes in mineral reserves and resources;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues at mine sites; and

•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Useful lives

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years (2017: 10 to 15 years; 2016: 10 to 15 years);

•	plant and equipment 10 years (2017: 10 years; 2016: 10 years);

•	fixtures and fittings including computers 4 to 10 years (2017: 4 to 10 years; 2016: 4 to 10 years);

•	motor vehicles 4 years (2017: 4 years; 2016: 4 years); and

•	mine development, infrastructure and other assets in production, units-of-production method.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5       Significant accounting policies (continued)

(f)        Property, plant and equipment (continued)

iv)        Depreciation (continued)

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(g)        Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Gold in process is measured at the lower of cost and net realisable value. The cost of gold in process includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(h)         Impairment

i)         Non-derivative financial assets (including receivables)

The Group applies the IFRS 9 simplified model of recognising lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed on an individual basis as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. However given the short period exposed to credit risk the impact of these factors has not been considered significant. Trade receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery. Failure to make payments within 90 days from lodgement date with Fidelity Printers and Refiners Limited and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery.

ii)        Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5          Significant accounting policies (continued)

(h)        Impairment (continued)

ii)        Non-financial assets (continued)

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

iii)        Impairment of exploration and evaluation (“E&E”) assets

The test for impairment of E&E assets, included in Mineral properties not depreciated, can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are specific impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.

•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned.

•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.

•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

(i)        Employee benefits

i)        Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5          Significant accounting policies (continued)

(i)        Employee benefits (continued)

ii)        Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(j)	Share-based payment transactions

i)	Equity-settled share-based payments to employees and directors

The grant date fair value of equity-settled share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Where the terms and conditions of equity-settled share-based payments are modified, the increase in the fair value, measured immediately before and after the modification date, is charged to profit or loss over the remaining vesting period or immediately for vested awards. Similarly where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss. Additional information about significant judgements, estimates and the assumptions used in the quantifying of the equity-settled share-based payment transactions and modification are disclosed in note 26.1.

ii)	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards are re-measured with a corresponding adjustment to profit or loss. The method of calculating the fair value of the cash-settled share-based payments changed during quarter 1 of 2018 from the intrinsic valuation method to the Black-Scholes method. The Black-Scholes method includes the effect of share volatility in calculating the fair value of the share-based payment awards. The change was applied prospectively and did not have a significant effect on the liability value. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 26.2.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5          Significant accounting policies (continued)

(k)        Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as finance cost.

(l) Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of these assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalised to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk free rate that reflects the time-value of money. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. Changes resulting from an increased footprint due to gold production are charged to profit or loss for the year. The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.

(m)        Revenue

Revenue from the sale of precious metals is recognised when the metal is accepted at the refinery, control is transferred and when the receipt of proceeds are substantially assured. Revenue is measured at the fair value of the receivable at the date of the transaction.

(n)       Government grants

The Company recognises an unconditional government grant related to gold proceeds in profit or loss as other income when the grant becomes receivable. Government grants are initially recognised as deferred income at fair value if there is reasonable assurance that they will be received.

(o)       Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on loans and borrowings and also include commitment costs on overdraft facilities. Finance costs is recognised in profit or loss using the effective interest rate method and excludes borrowing costs capitalised.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5          Significant accounting policies (continued)

(p)        Income tax

Tax expense comprises current and deferred tax. These expenses are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(q)       Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax includes withholding tax on management fees and dividends paid between companies within the Group.

(r)       Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(s)       Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 24) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5          Significant accounting policies (continued)

(t)        Borrowing cost

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance costs.

(u)       Leases

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. At inception or on reassessment of an arrangement that contains a lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset; subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognised using the Group’s incremental borrowing rate.

Leases of property, plant and equipment that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset. Assets held under other leases are classified as operating leases and are not recognised in the Group’s statement of financial position.

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(v)        Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use

Such assets, or disposal groups, are generally measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held for sale and property, plant and equipment are no longer amortised or depreciated.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

5          Significant accounting policies (continued)

(w)       The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/Interpretation	Effective date and expected adoption date*
IFRS 16 Leases

IFRS 16 eliminates the dual accounting model for lessees, requiring a single, on-balance sheet accounting model that is similar to current finance lease accounting.

Lessor accounting remains generally similar to current practice – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces IAS 17, Leases, and related interpretations. The Group has completed its assessment of the impact of IFRS 16 and concluded that the new standard will not have a material impact on the consolidated financial statements.

January 1, 2019
IFRIC 23 Uncertainty over income tax treatments

Under IFRIC 23, the key test is whether it is probable that the taxing authority would accept the Group’s tax treatment. If not the Group reflects the effect of the tax uncertainty following:

•    the most likely amount method, the method it expects will better predict the resolution uncertainty by applying the single most likely amount; or

•    the expected value method, sum of the probability weighted amounts in a range of probable outcomes.

The Group has completed its assessment of the impact of IFRIC 23 and concluded that the new standard will not have a material impact on the consolidated financial statements.

January 1, 2019

* Annual periods ending on or after

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

6	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owing the Blanket Mine for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;

•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;

•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The facilitation loans relating to the Group were transferred as dividends in specie intra Group and now the loans and most of the interest thereon is payable to the Company.

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Femiro’s 15% shareholding in Blanket Mine. As at the date of approval of these financial statements the transaction remained subject to, amongst other things, approvals from various Zimbabwean regulatory authorities to be effective. In terms of the sale agreement, the Company plans to issue 727,266 shares at $7.15 per share to Fremiro for the cancellation of their facilitation loan which stood at $11,467 as at June 30, 2018 and the purchase of their 15% shareholding in Blanket Mine, increasing the Company’s total shareholding in Blanket Mine to 64%. The Company will continue to consolidate Blanket Mine in the consolidated financial statements after the transaction becomes effective.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

6       Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed a re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation and accordingly the subscription agreements with the indigenous shareholders have been accounted for as a transaction with non-controlling interests and as a share based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro; and

(c)	100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI is recognised at 16.2% of the net assets of Blanket Mine.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2018 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•	The Employee Trust and BETS are entities effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Amendments to the facilitation and advanced dividend loan agreements

Interest modification

On June 23, 2017, the Group, Blanket Mine and the Indigenous Shareholders of Blanket Mine reached agreement to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements changed the interest rate from the previously agreed 12 month LIBOR + 10% to the lower of a fixed 7.25% per annum, payable quarterly or 80% of the Blanket Mine dividend in the quarter. The modification was considered beneficial to the Indigenous Shareholders and gave rise to an equity-settled share-based expense of $806 on June 23, 2017 when all parties reached agreement to modify the interest charged. It was agreed that the interest change was to be applied to the facilitation and advanced dividend loan balances from January 1, 2017. The assumptions and methodologies used to quantify the equity-settled share-based payment expense relating to the beneficial interest modification are detailed in note 26.1.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

6       Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to the facilitation and advanced dividend loan agreements (continued)

Dividend and interest moratorium

Blanket Mine suspended dividend payments from January 1, 2015 until August 1, 2016 to facilitate capital expenditure on the Blanket Mine investment programme. As a result the repayments of facilitation loans by the Indigenous Shareholders were also suspended. A moratorium was placed on the interest of the facilitation and advanced dividend loans until such time as dividends resumed. Due to the suspension of dividends and the moratorium on interest, no repayments were made or interest accumulated from December 31, 2014 until July 31, 2016. The dividends and interest resumed on August 1, 2016, when Blanket Mine declared a dividend. The amendment was not considered beneficial to the Indigenous shareholders.

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances
				Balance of facilitation loan #
$ 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Dec, 31, 2018	Dec, 31 2017
NIEEF	16%	3.2%	12.8%	11,876	11,879
Fremiro	15%	3.0%	12.0%	11,466	11,504
Community Trust	10%	10.0%	—	—	—
BETS	10%	— *	— *	7,644	7,669
	51%	16.2%	24.8%	30,986	31,052

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

6       Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to the facilitation and advanced dividend loan agreements (continued)

The balance on the facilitation loans is reconciled as follows:

Balance at January 1, 2017	31,460
Interest accrued	1,136
Dividends used to repay loans	(1,544)
Balance at December 31, 2017	31,052
Interest accrued	2,173
Dividends used to repay loans	(2,239)
Balance at December 31, 2018	30,986

* The shares held by BETS are effectively treated as treasury shares (see above). The BETS facilitation loan earnings are accounted for under IAS19 Employee Benefits as an employee charge under Production cost.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	a $2 million payment on or before September 30, 2012;

•	a $1 million payment on or before February 28, 2013; and

•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 has been settled through Blanket Mine dividend repayments in fiscal 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

6       Blanket Zimbabwe Indigenisation Transaction (continued)

Advance dividends (continued)

The movement in the advance dividend loan to the Community trust is reconciled as follows:

Total

Balance at January 1, 2017	3,000
Interest accrued	104
Dividends used to repay advance dividends	(500)
Balance at December 31, 2017	2,604
Interest accrued	174
Dividends used to repay advance dividends	(725)
Balance at December 31, 2018	2,053

7       Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 30)

•	Interest rate risk (refer note 30)

•	Credit risk (refer note 30)

•	Liquidity risk (refer note 30)

•	Market risk (refer note 30)

This note and note 30 presents information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy. On August 17, 2018 and February 10, 2016, a gold price hedge was entered into to manage the possible effect of gold price fluctuations. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity. The types of risk exposure and the way in which such exposures are managed are described below:

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

7       Financial risk management (continued)

(a)	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$ or Foreign currency) in which it expends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. Further the Group aims to maintain cash and cash equivalents in US Dollar to manage foreign exchange exposure and communicates its Foreign currency requirements with the Zimbabwean authorities for dividend and foreign procurement payments.

(b)	Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility and term loan. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

(c)	Credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity Printers and Refiners Limited in Zimbabwe during the year.

(d)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group manages its liquidity risk by ensuring that there is sufficient cash to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

(e)	Market risk

Market risk is the risk that changes in the gold price will affect the group’s profitability. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

8       Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.

	2018	2017

Total equity	78,808	69,211

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders and accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2018, the Group is not subject to externally imposed capital requirements other than the term loan which is secured by a notarial bond over moveable assets (refer notes 17 and 27) and there has been no change with respect to the overall capital risk management strategy.

9       Production costs

	2018	2017	2016

Salaries and wages	13,160	13,440	12,206
Cash-settled share-based payments (note 26.2)	43	311	—
Consumable materials	12,143	9,916	8,853
Electricity costs	9,313	8,701	7,438
Site restoration	84	58	32
Pre-feasibility exploration cost	411	410	408
Safety	592	323	221
On mine administration	3,569	3,004	2,898
Other production cost	—	17	30
	39,315	36,180	32,086

10       Other income

	2018	2017	2016

Government grant – Gold sale export incentive	6,482	2,446	1,104
Eersteling rock dump sale	217	—	—
Greenstone Provident Fund pay-out	363	—	—
Other	39	148	226
	7,101	2,594	1,330

Government grant – Gold sale export incentive

From May, 2016 the Reserve Bank of Zimbabwe announced an export credit incentive on the gold proceeds received for all large scale gold mine producers. On January 1, 2018 the export credit incentive decreased from 3,5% to 2,5% and on February 1, 2018, increased to 10%. All incentives granted by the Zimbabwean government were included in other income when determined receivable. All receipts were received in Blanket

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

10       Other income (continued)

Government grant – Gold sale export incentive (continued)

Mine’s RTGS$ account. In the monetary policy statement issued on February 20, 2019 the RBZ announced the cancellation of the ECI.

Eersteling rock dump sale

On May 31, 2018 the Group entered into an agreement with SH Minerals to sell two Eersteling rock dumps. The two rock dumps were sold for ZAR 1 million ($79) and ZAR 2 million ($138) each and were fully received as at December 31, 2018.

Greenstone Provident Fund pay-out

The Greenstone Provident Fund (the “Fund”) was established with the aim to provide pension benefits to employees of mines previously owned by Caledonia Mining South Africa Proprietary Limited. A surplus remained in the Fund after all members were retrenched or terminated in 1997 when the mines were closed. The Financial Services Board in South Africa appointed a tribunal that liquidated the Fund and concluded that the surplus of ZAR 4,8 million ($363) that remained in the Fund to be paid out to the former employer. On October 15, 2018 the surplus was paid out to Caledonia Mining South Africa Proprietary Limited.

11       Impairment loss on trade receivables

	2018	2017	2016

Impairment - 2017 royalty rebate	—	181	—

During 2016 Blanket Mine obtained a rebate on royalty payments made in 2015 of $181 for incremental gold production in 2016 compared to production in 2015. A receivable was recognised for the royalty amount overpaid to the revenue authorities in 2016 based on the pre-award rate. An impairment provision of $181 (2017: $181) was raised against the receivable outstanding in 2017. The Zimbabwean government has been unable to put in place the modalities of implementing the royalty on incremental gold sales across the gold industry as a whole.

12       Sale of Blanket Mine treasury bills

On May 16, 2016 Blanket Mine sold treasury bills (“Bills”) issued by the Government of Zimbabwe for a gross value of approximately $3,202. The Bills were issued to Blanket Mine in 2015 which replaced the Special Tradeable Gold Bonds (“Bonds”) which were issued to Blanket Mine in 2009 as part consideration for gold sales that were made by Blanket Mine in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers. The Bonds were carried at a fair value of nil in previous years.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

13       Administrative expense

	2018	2017	2016

Investor relations	751	541	543
Audit fee	266	231	267
Advisory services fee	553	684	2,266
Listing fees	495	402	328
Directors fees company	225	247	211
Directors fees Blanket Mine	52	40	48
Employee costs	2,917	2,781	2,803
Eersteling Gold Mine administration cost	212	142	111
Office costs - Zambia	—	—	17
Other office administration costs	697	444	185
Travel costs	297	399	484
	6,465	5,911	7,263

14       Finance income and finance costs

Finance income	2018	2017	2016

Interest received – Bank	53	38	16

Finance cost

Interest – Term loan	92	155	103
Interest – Capitalised to Property, plant and equipment (note 17)	(92)	(155)	(103)
Unwinding of rehabilitation provision	20	25	25
Finance charges – Overdraft	253	44	167
	273	69	192

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

15       Margin call on gold hedge

On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold that expired before December 31, 2018. The hedge protected the Company if the gold price fell below $1,150 per ounce and gave Caledonia full participation if the gold price exceeded $1,195 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The derivative contract resulted in a loss of $360 that was included in profit or loss.

In February 2016, the Company entered into a derivative contract in respect of 15,000 ounces of gold over a period of 6 months. The contract protected the Company if the gold price fell below $1,050 per ounce but gave Caledonia full participation if the price of gold exceeded $1,079 per ounce. The derivative contract was entered into by the Company for economic hedging purposes and not as a speculative investment. The derivative contract resulted in a loss of $435 that was included in profit or loss.

The Company settled both contracts with the margin call deposited at the inception of the hedge transaction. Blanket Mine continued to sell all of its gold production to Fidelity Printers and Refiners Limited, as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25%.

16       Tax expense

	2018	2017	2016
Tax recognised in profit or loss

Current tax	3,783	4,995	3,106
Income tax– current year	2,523	3,702	2,414
Income tax – Prior year under provision	1,075	71	49
Withholding tax expense – current year	580	1,222	643
Withholding tax expense – Prior year over provision	(395)	—	—
Deferred tax expense	3,662	3,696	4,611
Origination and reversal of temporary differences	3,662	3,696	4,611

Tax expense – recognised in profit or loss	7,445	8,691	7,717

Tax recognised in other comprehensive income

Income tax - current year	—	—	—
Tax expense	7,445	8,691	7,717

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

16       Tax expense (continued)

Unrecognised deferred tax assets

	2018	2017	2016

Eersteling Gold Mining Company Limited	4,989	4,989	4,989
Greenstone Management Services Holdings Limited	191	116	—
Tax losses carried forward	5,180	5,105	4,989

Taxable losses do not expire for the entities incurring taxable losses within the Group. Tax losses carried forward relate to Greenstone Management Services Holdings Limited (UK) and Eersteling Gold Mining Company Limited. Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

Tax paid	2018	2017	2016

Net income tax (payable)/receivable at January 1	(1,145)	(345)	344
Current tax expense	(3,783)	(4,995)	(3,106)
Foreign currency movement	46	(17)	(49)
Tax paid	3,344	4,212	2,466
Net income tax payable at December 31	(1,538)	(1,145)	(345)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

16       Tax expense (continued)

Reconciliation of tax rate

	2018	2017	2016
Profit for the year	13,756	11,896	11,085
Total tax expense	7,445	8,691	7,717
Profit before tax	21,201	20,587	18,802

Income tax at Company's domestic tax rate (1)	—	—	—
Tax rate differences in foreign jurisdictions (2)	6,465	6,546	6,293
Management fee – Withholding tax on deemed dividend portion (3)	337	538	—
Management fee – non-deductible deemed dividend (3)	579	925	—
Management fee – non-deductible withholding tax current year (4)	96	427	427
Management fee – non-deductible withholding tax prior year (5)	(664)	—	—
Withholding tax on intercompany dividend	110	90	49
Non-deductible royalty expenses	882	901	753
Other non-deductible expenditure	137	107	64
Export incentive income credit 2016	—	(284)	—
Export incentive income exemption (6)	(1,649)	(630)	—
Change in tax estimates
- Zimbabwean income tax (7)	795	—	—
- South African income tax (8)	220	—	—
- Other	61	(45)	49
Change in unrecognised deferred tax assets	76	116	82
Tax expense - recognised in profit or loss	7,445	8,691	7,717

(1) Enacted tax rate in Jersey, Channel Islands is 0% (2017: 0%; 2016: 0%)

(2) Subsidiaries registered in Zimbabwe and South Africa are subject to a corporate tax rate of 25,75% and 28% respectively.

(3) Zimbabwean tax legislation changed during 2017 that gave rise to an additional withholding tax of 15% (2017:15%) on a portion of the intercompany management fee considered to be a deemed dividend. The new legislation resulted in this portion of the management fee being not deductible for income tax purposes in Zimbabwe from January 1, 2018.

(4) 5% (2017: 15%; 2016: 15%) withholding tax is charged on the management fee by the Zimbabwean revenue authority (“ZIMRA”). The management fee withholding tax is deducted from the taxable income not the income tax liability in the South African subsidiary, resulting in a portion not deducted from the South African income tax liability.

(5) Withholding tax on the management fee was provided for and paid at 15% in 2017. However, in the second quarter of 2018 management obtained confirmation from the ZIMRA that the withholding tax rate was reduced to 5% from February 1, 2017. The ZIMRA allowed an amount of $395 to be offset against outstanding income tax liabilities in Zimbabwe. The overpayment of withholding taxes on the management fee also resulted in a change of estimate reducing the 2017 non-deductible withholding tax in the South African subsidiary amounting to $269, estimated at 15%, to 5%. The change in estimate was accounted for prospectively in the 2018 year.

(6) On March 23, 2018, the ZIMRA enacted a new finance act that provided for the export credit incentive to be tax exempt. The 2018 finance bill indicated that the export incentive income will be tax exempt from June 1, 2017. The new finance bill resulted in an income tax credit being applied in the 2018 income tax calculation giving rise to a credit for the export incentive income of 2017.

(7) During the second quarter of 2018 management revised its estimated management fee fair value previously deducted against taxable income in the prior years. Management approached ZIMRA, and reached a settlement on the amount allowed as a deduction. No penalties or interests were incurred.

(8) Late 2015, the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, concluded a Voluntary Disclosure Permission (“VDP”) agreement with the South African Revenue Services (“SARS”) for tax years before 2014. Subsequent income tax assessments from SARS, received during quarter 4 of 2018, indicated that a payment previously reported as a reduction of the income tax liability for tax years after concluding the VDP agreement pertained to the 2013 tax year. This resulted in an increase to the income tax liability estimate of $220, as at December 31, 2018.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

16       Tax expense (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2018	2017	2018	2017	*2018	*2017

Property, plant and equipment	—	—	(24,930)	(20,985)	(24,930)	(20,985)
Allowance for obsolete stock	258	35	—	—	258	35
Prepayments	—	—	(3)	(4)	(3)	(4)
Unrealised foreign exchange	34	97	—	—	34	97
Share based payments	13	12	—	—	13	12
Provisions	1,386	1,290	—	—	1,386	1,290
Other	12	—	—	—	12	—
Tax assets/ (liabilities)	1,703	1,434	(24,933)	(20,989)	(23,230)	(19,555)

* The deferred tax liability consists of a deferred tax asset of $98 (2017: $65) from the South African operation and a net deferred tax liability of $23,328 (2017: $19,620) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of Non-current assets and a Non-current liabilities in the Statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2018	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2018
Property, plant and equipment	(20,985)	(3,945)	—	(24,930)
Allowance for obsolete stock	35	223	—	258
Prepayments	(4)	—	1	(3)
Unrealised foreign exchange	97	(63)	—	34
Share based payments	12	3	(2)	13
Provisions	1,290	104	(8)	1,386
Other	—	16	(4)	12
Total	(19,555)	(3,662)	(13)	(23,230)

	Balance January 1, 2017	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2017
Property, plant and equipment	(17,092)	(3,893)	—	(20,985)
Allowance for obsolete stock	12	23	—	35
Prepayments	(3)	(1)	—	(4)
Unrealised foreign exchange	—	97	—	97
Share based payments	—	12	—	12
Provisions	1,218	66	6	1,290
Total	(15,865)	(3,696)	6	(19,555)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

17       Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Cost
Balance at January 1, 2017	8,367	45,078	6,967	24,536	876	2,255	88,079
Additions **	—	*17,464	—	3,377	36	72	20,949
Impairments	—	—	—	(12)	—	—	(12)
Disposals and scrappings	—	—	—	—	—	(2)	(2)
Reallocations between asset classes	1,051	(1,051)	—	(20)	20	—	—
Foreign exchange movement	16	7	—	—	11	4	38
Balance at December 31, 2017	9,434	61,498	6,967	27,881	943	2,329	109,052

Balance at January 1, 2018	9,434	61,498	6,967	27,881	943	2,329	109,052
Additions**	—	*18,719	—	899	202	95	19,915
Impairments***	—	(60)	—	(529)	(216)	(17)	(822)
Assets held for sale	(140)	(74)	—	—	—	—	(214)
Reallocations between asset classes	1,068	(5,525)	—	4,457	—	—	—
Foreign exchange movement	(23)	(49)	—	(33)	(6)	(5)	(116)
Balance at December 31, 2018	10,339	74,509	6,967	32,675	923	2,402	127,815

There are commitments to purchase plant and equipment totalling $3,981 (2017: $2,125) at year end.

* Included in additions to mine development, infrastructure and other assets is an amount of $161 (2017: $218) relating to rehabilitation asset capitalised, refer note 25.

** Included in additions is an amount of $19,323 (2017: $17,731) relating to capital work in progress (“CWIP”) and contains $61 (2017:$ 103) of borrowing costs capitalised from the term loan. As at year end $ $62,624 of CWIP was included in the closing balance (2017: $34,086).

*** Items of Property, plant and equipment were impaired during 2018 certain CWIP projects being cancelled and underground equipment that could not be verified.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

17       Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses
Balance at January 1, 2017	2,950	4,541	—	13,229	642	1,844	23,206
Depreciation for the year	686	631	—	2,153	115	178	3,763
Foreign exchange movement	—	—	—	—	4	1	5
Balance at December 31, 2017	3,636	5,172	—	15,382	761	2,023	26,974

Balance at January 1, 2018	3,636	5,172	—	15,382	761	2,023	26,974
Depreciation for the year	775	649	—	2,404	99	144	4,071
Impairments	—	—	—	(429)	(170)	(15)	(614)
Foreign exchange movement	—	—	—	—	(41)	(2)	(43)
Balance at December 31, 2018	4,411	5,821	—	17,357	649	2,150	30,388

Carrying amounts
At December 31, 2017	5,798	56,326	6,967	12,499	182	306	82,078
At December 31, 2018	5,928	68,688	6,967	15,318	274	252	97,427

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

17       Property, plant and equipment (continued)

Economic recovery

Items of Property, plant and equipment are depreciated over the LoMP, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2016. The pay limit has ranged from 2.3 g/t in 2008 to 1.9 g/t in 2018 while the recovered grade has ranged from 4.0 g/t to 3.26 g/t over the period. All-in-sustaining-cost* has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

* All-in sustaining cost (“AISC”) per ounce, is calculated as the on-mine cost per ounce to produce gold (which includes production costs before intercompany eliminations and exploration costs) plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP less silver by-product revenue and the export incentive credit

18       Inventories

	2018	2017

Consumable stores	9,210	8,776
Gold in process	217	399
	9,427	9,175

Consumables stores are disclosed net of any write downs or provisions for obsolete items, which amounted to $911 (2017: $894).

19       Trade and other receivables

	2018	2017

Bullion revenue receivable	2,695	1,386
VAT receivables	2,743	2,947
Deposits for stores and equipment and other receivables	954	629
	6,392	4,962

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 7 and 30. The net carrying value of trade receivables is considered a reasonable approximation of fair value and are short-term in nature.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

20       Cash and cash equivalents

	2018	2017

Bank balances	11,187	13,067
Cash and cash equivalents in the statement of financial position	11,187	13,067
Bank overdrafts used for cash management purposes	—	(311)
Net cash and cash equivalents at year end	11,187	12,756

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 30.

Blanket Mine arranged an unsecured bank overdraft facility of $4,000 of which none (2017; $311) was utilised at December 31, 2018. The overdraft facility bears interest at 6.5% per annum, 4.65% above the base rate. The facility is repayable on demand.

21       Disposal group held for sale

On July 12, 2016 the Group entered into a Share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary consolidated as part of the Group, that has been on care and maintenance since 1997. It was agreed that the purchase price be settled through a non-refundable deposit of ZAR5 million and a once off payment of $3 million. By December 31, 2017 ZAR2 million of the non-refundable deposit was received and the agreement had expired.

On May 31, 2018 the Group entered into a new agreement to amend the initial share sale agreement. The amended share sale agreement allowed for a purchase price of $ 3 million settled through three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. The share sale agreement was suspensive, subject to the conclusion of the rock dump sale (refer note 10) and for SH Minerals to obtain funding for the purchase price for the sale. In February 2019 an amount of ZAR13 million ($1 million) was received as payment towards the purchase price. The payment received in February 2019 effectively transferred the registered and beneficial ownership of Eersteling to SH Minerals and the Group relinquished control.

As at December 31, 2018, management concluded that the Eersteling disposal group will be recovered principally through a sale transaction rather than through continuing use and that the sale of Eersteling had become highly probable as one of the two suspensive conditions in the new share sale agreement had been met.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

21       Disposal group held for sale (continued)

As at December 31, 2018 the disposal group held for sale was stated at its carrying amount.

	2018	2017
Non-current assets
Property, plant, and equipment	214	—

Current assets
Trade and other receivables	80	—
Cash and cash equivalents	2	—
Assets held for sale	296	—

Non-current liabilities
Rehabilitation provision	602	—

Current liabilities
Trade and other payables	7	—
Liabilities associated with assets held for sale	609	—

Cumulative income accounted for through other comprehensive income as part of the Foreign Currency Translation Reserve amounted to $2,197 as at December 31, 2018.

22       Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares
	Number of fully paid shares*	Amount

January 1,2016	10,510,232	54,569
Issued during the year	141,704	433
December 31, 2016	10,651,936	55,002
Share repurchased	(118,063)	(146)
Issued during the year	69,280	246
December 31, 2017	10,603,153	55,102
Issued during the year	—	—
December 31, 2018	10,603,153	55,102

* Amounts stated after the 1:5 share consolidation effected June 26, 2017.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

23       Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Blanket’s indigenisation shareholders under Blanket’s Indigenisation Transaction (refer note 6).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 so as to be able to commence dividend payments.

Reserves
	2018	2017	2016

Foreign currency translation reserve	(6,561)	(5,885)	(6,258)
Equity-settled share-based payment reserve (note 26.1)	16,760	16,746	16,041
Contributed surplus	132,591	132,591	132,591
Total	142,790	143,452	142,374

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

24       Earnings per share

Weighted average number of shares – Basic earnings per share

(In number of shares)	Note	2018	2017	2016

Issued shares at beginning of year	23	10,603,153	52,787,428	52,078,908
Share consolidation		—	(42,135,492)	(41,663,126)
Issued shares post consolidation		10,603,153	10,651,936	10,415,782
Weighted average shares repurchased		—	(60,978)	—
Weighted average shares issued		—	16,924	41,460
Weighted average number of shares at December 31		10,603,153	10,607,882	10,457,242

Weighted average number of shares – Diluted earnings per share

(In number of shares)	2018	2017	2016

Weighted average shares at December 31	10,603,153	10,607,882	10,457,242
Effect of dilutive options	698	9,622	23,449
Weighted average number of shares (diluted) at December 31	10,603,851	10,617,504	10,480,691

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 37,302 (2017: 18,378; 2016: 68,795), were excluded from the dilutive earnings per share calculation as these options were anti-dilutive. The quantity of options outstanding as at year end that were out of the money and that had an anti-dilutive effect amounted to 20,000 (2017: 5,000) options.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

24       Earnings per share (continued)

The calculation of total basic and diluted earnings per share for the year ended December 31, 2018 was based on the adjusted profit attributable to shareholders as follows:

	2018	2017	2016
Profit/(loss) for the year attributable to owners of the Company (basic and diluted)	10,766	9,384	8,526
Blanket Mine Employee Trust Adjustment	(280)	(210)	(238)
Profit attributable to ordinary shareholders (basic and diluted)	10,486	9,174	8,288
Basic earnings per share - $	0.99	0.86	0.79
Diluted earnings per share - $	0.99	0.86	0.79

Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any. The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current and prior year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to shareholders.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

25       Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. In the case of Blanket Mine the costs of site restoration are discounted based on the estimated life of mine. Site restoration costs at Blanket Mine are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine for costs relating to the decommissioning of property, plant and equipment.

Reconciliation of site restoration provision	2018	2017
Balance at January 1	3,797	3,456
Reclassified to Liabilities associated with assets held for sale	(602)	—
Foreign exchange movement	(97)	62
Unwinding of discount	20	25
Rehabilitation performed	(54)	(22)
Change in estimate during the year
- adjusted through profit or loss	84	58
- adjustment capitalised in Property, plant and equipment	161	218
Balance at December 31	3,309	3,797

The discount rates currently applied in the calculation of the net present value of the Blanket Mine provision is 2,95% (2017: 0.64%), based on a risk free rate and cash flows estimated at an average 2,13% inflation (2017: 0%). The gross rehabilitation costs before discounting amounted to $3,604 (2017: $3,354) for Blanket Mine and $602 (2017: $669) for Eersteling mine. The Eersteling Mine rehabilitation provision was classified as Liabilities associated with assets held for sale (refer note 21) as at December 31, 2018.

26        Share-based expenses

26.1       Equity-settled share-based expense

The Group has expensed the following Equity-settled share-based payment arrangements for the year ended December 31:

	Note	2018	2017	2016
Share option programmes	26.1 (a)	14	29	170
Facilitation and advanced dividend loan modification	26.1 (b)	—	806	—
		14	835	170

(a)        Share option programmes

The Omnibus Equity Incentive Compensation Plan (“OEICP”) was established for grants after May 2015. Share options issued before May 2015 were issued in terms of the Rolling Stock Option Plan (“RSOP”), which was superseded by the OEICP. In accordance with the OEICP, options are granted at an exercise price equal to the greater of volume weighted average trading price for the five days prior to grant or the closing price on the day immediately prior to the date of grant. The options vest according to dates set at the discretion of the Compensation Committee of the Board of Directors at the date of grant. All outstanding option awards that have been granted, pursuant to the plan, vest immediately.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

26.1       Equity-settled share-based expense (continued)

(a)        Share option programmes (continued)

Terms and conditions of share option programmes

The maximum term of the options under the OEICP is 10 years and under the RSOP 5 years. The terms and conditions relating to the grant of options under the RSOP are that all options are to be settled by physical delivery of shares. Equity-settled share-based payments under the OEICP will also be settled by physical delivery of shares. Under both plans the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company.

At December 31, 2018, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	Canadian $
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
10,000	9.30	Aug 25, 2024
38,000

The continuity of the options granted, exercised, cancelled and expired under the Plan were as follows:

	Number of Options*	Weighted Avg. Exercise Price
		Canadian $*

Options outstanding and exercisable at January 1, 2016	448,184	5.40
Expired or forfeited	(232,200)	6.50
Granted	18,000	11.50
Exercised	(141,704)	4.15
Options outstanding and exercisable at December 31, 2016	92,280	5.85
Granted	5,000	8.10
Exercised	(69,280)	4.50
Options outstanding and exercisable at December 31, 2017	28,000	9.55
Granted	10,000	9.30
Exercised	—	—
Options outstanding and exercisable at December 31, 2018	38,000	9.48

The weighted average remaining contractual life of the outstanding options is 3.14 years (2017: 3.72 years).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

26.1       Equity-settled share-based expense (continued)

(a)       Share option programmes (continued)

Inputs for measurement of grant date fair values

The fair value of share-based payments noted above was estimated using the Black-Scholes Option Pricing Model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The following assumptions were used in determining the fair value of the options:

Options granted	10,000	* 5,000	* 18,000
Grant date	February 27, 2018	May 30, 2018	October 13, 2017
Risk-free interest rate	2,86%	2.40%	0.53%
Expected stock price volatility (based on historical volatility)	32%	118%	119%
Expected option life in years	3	3	5
Exercise price	CAD 9.30	* CAD 8.10	* CAD 11.50
Share price at grant date	CAD 9.30	* CAD 8.10	* CAD 11.50
Fair value at grant date	$1.40	* $5.81	* $9.45

The exercise price was determined as the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience. The share-based payment expense relating to the grants amounted to $14 (2017: $29; 2016: $170).

* Amounts stated after the 1:5 share consolidation effected on June 26, 2017.

(b)       Facilitation and advance dividend loan modification

On June 23, 2017, the Group, Blanket Mine and the Indigenous Shareholders reached agreement to change the interest rate on the facilitation and advanced dividend loans from the previously agreed 12 month LIBOR + 10% to the lower of a fixed rate of 7.25% per annum, payable quarterly or 80% of the dividends paid in the financial quarter. The modification was beneficial to the Indigenisation Shareholders and resulted in an equity-settled share-based payment expense of $806. The Monte Carlo simulation approach was followed to value the fair value of the Indigenisation Shareholders’ equity before and after the modification date. The fair value of the Indigenisation Shareholders’ equity was based on simulating the future Blanket Mine dividend yields.

The following assumptions were used in determining modification of the expense:

Modification date	June 23, 2017
Blanket Mine dividend yield	23.70% - 89.88%
Risk free interest rate	$ swap curve
Group market capitalisation at grant date ($’000)	$68,436

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

26.2       Cash-settled share-based expense

The Group has separately disclosed the following cash-settled share-based payment arrangements in the statements of profit or loss and other comprehensive income for the years ended December 31:

	Note	2018	2017	2016

Restricted Share Units and Performance Share Units	26.2.(a)	218	853	618
Caledonia Mining South Africa employee incentive scheme	26.2.(b)	97	123	—
		315	976	618

(a)	Restricted Share Units and Performance Share Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSUs will be the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the Plan and in the award agreements, on date of settlement.

The PSUs have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSUs that will vest will be the PSUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested.

RSUs and PSUs were originally granted to be settled in cash. On May 8, 2018 the Board approved amendments to the awards to allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the option holder.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is an 85% probability that the performance conditions will be met and therefore an 85% (2017: 94%; 2016: 100%) average performance multiplier was used in calculating the estimated liability. The liability as at December 31, 2018 amounted to $2,043 (December 31, 2017: $1,782). Included in the liability as at December 31, 2018 is an amount of $43 (December 31, 2017: $311; December 31, 2016: Nil) that was expensed and classified as production costs; refer note 9.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

26.2       Cash-settled share-based expense

(a)	Restricted Share Units and Performance Share Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December 31, 2018:

	*2018		*2017
	RSUs	PSUs	RSUs	PSUs
Fair value ($)	$5.46	$5.46	$7.37	$7.17
Share price ($)	$5.46	$5.46	$7.37	$7.37
Performance multiplier percentage	—	85%	—	94%
Share units granted:
	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,965	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	4,443	17,774
RSU dividend reinvestments	10,960	—	7,324	—
Total awards at December 31	92,130	324,694	88,494	324,694

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down.

(b)	Caledonia Mining South Africa employee incentive scheme

During July 2017 and August 2018, Caledonia Mining South Africa Proprietary Limited granted 37,330 and 5,918 awards respectively to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30 each year over a 3 year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £4.39 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $47 (December 31, 2017: $44) and the expense amounted to $97 (December 31, 2017: $123; December 31, 2016: Nil) for the year ended December 31, 2018. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December, 31:

	2018	2017
	Awards
Grant - July 2017 (3 year term)	37,330	37,330
Grant - August 2018 (3 year term)	5,918	—
Awards paid out	(26,864)	—
Total awards outstanding December 31	16,384	37,330

Estimated awards expected to vest at December 31	100%	100%

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

27       Loans and borrowings

	2018	2017	2016

Balance at January 1	1,486	2,987	—
Cash flows
Repayment
- Capital	(1,500)	(1,500)	—
- Interest	(58)	(156)	—
Proceeds	6,000	—	3,000
Transaction cost	(60)	—	(73)

Non-cash flows
Interest	92	155	60
Balance at December 31	5,960	1,486	2,987

Long-term portion of term loan facility	5,960	—	1,577
Short-term portion of term loan facility	—	1,486	1,410

On December 20, 2018 Blanket Mine received $6 million in terms of a new term facility with Stanbic Bank Zimbabwe Limited bearing interest at an interest rate of 6% per annum and an upfront arrangement fee of $60. The term facility is unsecured and will be paid back by a final bullet payment at the end of the 3 year term. The imputed finance costs on the liability was determined at an incremental borrowing rate of 6% for the new loan. Finance costs are accounted for in note 14 on the effective interest rate method. The fair value of the term facility approximates the carrying amount as the market rate approximated the actual rate at year end.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

28        Trade and other payables

	2018	2017

Trade payables and accruals	2,510	2,939
Electricity accrual	4,054	5,827
Audit fee	239	231
Other payables	690	584
Financial liabilities	7,493	9,581
Production and management bonus accrual - Blanket Mine	—	789
Other employee benefits	669	552
Leave pay	1,889	1,738
Non-financial liabilities	2,558	3,079
Total	10,051	12,660

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 7 and note 30.

29        Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2018	2017	2016

Operating profit	21,421	20,618	18,978
Adjustments for:
Loss on sale of Property, plant and equipment	—	2	44
Impairment of Property, plant and equipment	208	12	20
Foreign exchange (gains)/losses	(243)	121	(105)
Cash-settled share-based payment expense	228	897	788
Cash-settled share-based payment expense included in operating cost	43	311	—
Equity-settled share-based payment expense	14	835	—
Site restoration	30	36	32
Depreciation	4,071	3,763	3,491
Allowance for obsolete stock	15	32	862
Provision for impairment – royalty rebate (note 11)	—	181	—
Net cash used for assets and liabilities held for sale	(2)	—	—
Cash generated by operations before working capital changes	25,785	26,808	24,110
Inventories	(277)	(1,975)	(1,990)
Prepayments	(62)	82	(99)
Trade and other receivables	(1,916)	(1,437)	555
Trade and other payables	(2,411)	5,407	3,095
Cash flows from operating activities	21,119	28,885	25,671

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

30       Financial instruments

i)       Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	December 31, 2018	December 31, 2017

Zimbabwe	3,639	2,015
Other regions	10	—
	3,649	2,015

Impairment losses

None of the trade and other receivables are past due at year-end other than the royalty rebate of 2016 (refer note 11). Trade and other receivables have a past history of payment shortly after year end and management identified immaterial factors at year end that could cause doubt about the credit quality or recoverability of the trade and other receivables.

ii)       Liquidity risk

The following are the contractual maturities of financial liabilities, including contractual interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities
December 31, 2018	Carrying amount	12 months or less	1-3 Years
Trade and other payables	10,051	10,051	—
Term loan facility	5,960	—	5,960
	16,011	10,051	5,960

December 31, 2017	Carrying amount	12 months or less	1-3 Years
Trade and other payables	9,581	9,581	—
Term loan facility	1,486	1,486	—
Overdraft	311	311	—
	11,378	11,378	—

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

30       Financial instruments (continued)

iii)	Currency risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currency that it transacts in and the functional currency. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in US dollar in the Group’s consolidated financial statements.

The fluctuation of the US dollar in relation to other currencies that entities within the Group may transact in will consequently have an effect upon the profitability of the Group and may also effect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experiences inflationary pressures. Further the Group aims to maintain cash and cash equivalents in US Dollar to avoid foreign exchange exposure and to meet short-term liquidity requirements.

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/(liabilities) in the group that have a different functional currency and foreign currency.

	2018 $‘000		2017 $‘000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	57	*8,147	57	601
Trade and other receivables	—	126	—	—
Trade and other payables	—	(345)	—	—
Term loan	—	*(5,960)	—	—
	57	1,968	57	601

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss and equity for the group:

	2018 $‘000		2017 $’000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	3	388	3	30
Trade and other receivables	—	6	—	—
Trade and other payables	—	(16)	—	—
Term loan	—	(283)	—	—

* Of the cash and cash equivalents and term loan facility $6,560 (2017:Nil) and $5,960 (2017:Nil) are denominated in RTGS$ respectively.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

30       Financial instruments (continued)

iv)       Interest rate risk (continued)

The group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2018	2017
Cash and cash equivalents	11,187	12,756
Term loan	5,960	1,486

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis – Cash and cash equivalents	2018	2017
Increase by 100 basis points	111	128
Decrease by 100 basis points	(111)	(128)

Sensitivity analysis – Term loan	2018	2017

Increase by 100 basis points	(60)	(15)
Decrease by 100 basis points	60	15

v)	Market risk - Gold price

On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold over a period of 4 months. The hedge protected the Company if the gold price fell below $1,150 per ounce and gave Caledonia full participation if the price of gold exceeded $1,195 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The derivative contract resulted in a loss of $360 and was included in profit or loss.

31       Dividends

	2018	2017	2016

Dividends paid to owners of the Company (Excluding NCI)	2,908	2,904	2,639

The quarterly dividend of 6.875 cents per share represents Caledonia’s current dividend policy.

32       Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

33       Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain executives are considered key management.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2018 the severance payment would have amounted to $5,221 (2017: $5,015). A change in control would constitute:

•    the acquisition of more than 50% of the shares; or

•    the acquisition of right to exercise the majority of the voting rights of shares; or

•    the acquisition of the right to appoint the majority of the board of directors; or

•    the acquisition of more than 50% of the assets of the Group.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2018	2017	2016
Key management salaries and bonuses	2,476	2,041	2,033
Cash-settled share-based expense*	261	1,164	788
	2,737	3,205	2,821

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 26.2(a)). Group entities are set out in note 34.

Refer to note 6 and note 36 for transactions with Non-controlling interests. Refer to note 34 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

*Amount inclusive of $43(2017: $311) classified as production costs.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

34       Group entities

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with Holding company
			2018	2017	2018	2017
Subsidiaries of the Company			%	%
Caledonia Holdings Zimbabwe (Private) Limited	$	Zimbabwe	100	100	—	—
Caledonia Mining Services Limited	$	Zimbabwe	100	100	—	—
Eersteling Gold Mining Company Limited	ZAR	South Africa	100	100	(13,179)	(12,956)
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	(565)	(941)
Greenstone Management Services Holdings Limited	$	United Kingdom	100	100	9,813	20,879
Blanket Mine (1983) (Private) Limited(3)	$	Zimbabwe	(2)49	(2)49	—	—
Blanket Employee Trust Services (Private) Limited (BETS) (1)	$	Zimbabwe	—	—	—	—

(1) BETS and the Employee Trust are consolidated as structured entities.

(2) Refer to Note 6, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.

(3) Blanket has no subsidiary companies

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

35       Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprise Caledonia Holdings Zimbabwe Limited and subsidiaries. The South Africa geographical segment comprise a gold mine, that is on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company and Greenstone Management Services Holdings Limited (UK) responsible for administrative functions within the group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Corporate and other reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	68,399	12,554	(12,166)	(388)	68,399
Royalties	(3,426)	—	—	—	(3,426)
Production costs	(39,186)	(11,328)	11,199	—	(39,315)
Depreciation	(4,366)	(32)	327	—	(4,071)
Management fee*	(2,650)	2,650	—	—	—
Other income	6,482	366	—	253	7,101
Other expenses	(296)	—	—	(40)	(336)
Administrative expenses	(159)	(2,433)	—	(3,873)	(6,465)
Cash-settled share-based payment expense	(84)	(137)	—	(94)	(315)
Equity-settled share-based payment expense	—	—	—	(14)	(14)
Net Foreign exchange gain/(loss)	133	(327)	—	417	223
Net finance cost	(262)	17	—	25	(220)
Margin call on hedge	—	—	—	(360)	(360)
Profit before tax	24,585	1,330	(640)	(4,074)	21,201
Tax expense	(7,085)	(387)	153	(126)	(7,445)
Profit for the year	17,500	943	(487)	(4,200)	13,756

Of the management fee $1,871 was receivable and payable at year end (2017: $561).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

35       Operating Segments (continued)

Information about reportable segments 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	21,505	3,489	(91)	3,265	28,168
Non-current (excluding intercompany)	98,700	466	(1,641)	—	97,525
Expenditure on property, plant and equipment	20,436	370	(891)	—	19,915
Intercompany balances	—	6,926	(46,240)	39,314	—
Assets held for sale	—	296	—	—	296

Geographic segment liabilities
Current (excluding intercompany)	(10,445)	(1,403)	—	(350)	(12,198)
Non-current (excluding intercompany)	(33,043)	(47)	446	(2,043)	(34,687)
Intercompany balances	(1,345)	(33,032)	46,240	(11,863)	—
Liabilities directly associated with assets held for sale		(609)	—	—	(609)

Information about reportable segments 2017	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	69,762	—	—	—	69,762
Inter-segmental revenue	—	15,247	(15,061)	(186)	—
Royalties	(3,498)	—	—	—	(3,498)
Production costs	(36,753)	(14,751)	15,324	—	(36,180)
Depreciation	(4,019)	(53)	309	—	(3,763)
Management fee	(3,960)	3,960	—	—	—
Other income	2,358	205	—	31	2,594
Other expenses	—	(14)	—	—	(14)
Impairment loss on trade receivables	(181)	—	—	—	(181)
Administrative expenses	(40)	(2,258)	—	(3,613)	(5,911)
Cash-settled share-based payment expense	(581)	—	—	(395)	(976)
Equity-settled share-based payment expense	(806)	—	—	(29)	(835)
Net Foreign exchange gain	(375)	207	—	(212)	(380)
Net finance cost	(69)	10	—	28	(31)
Profit before tax	25,402	(1,011)	572	(4,376)	20,587
Tax expense	(7,587)	(1,104)	—	—	(8,691)
Profit for the year	17,815	2,115	572	(4,376)	11,896

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

35       Operating Segments (continued)

2017	Zimbabwe	South Africa	Intergroup elimination adjustment	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current	20,368	2,766	(60)	4,839	27,913
Non-current (excluding intercompany)	82,798	381	(1,076)	40	82,143
Additions to property, plant and equipment	21,007	(7)	(51)	—	20,949
Intercompany balances	—	8,021	(58,087)	50,066	—

Geographic segment liabilities
Current	(13,969)	(1,276)	—	(357)	(15,602)
Non-current (excluding intercompany)	(23,041)	(714)	293	(1,781)	(25,243)
Intercompany balances	(2,720)	(32,724)	58,087	(22,643)	—

Information about reportable segments 2016	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	61,992	—	—	—	61,992
Inter-segmental revenue	—	11,873	(11,348)	(525)	—
Royalties	(2,923)	—	—	—	(2,923)
Production costs	(33,081)	(10,185)	11,180	—	(32,086)
Depreciation	(3,733)	(47)	289	—	(3,491)
Management fee	(3,960)	3,960	—	—	—
Other income	1,194	16	—	120	1,330
Other expenses	(55)	—	—	—	(55)
Administrative expenses	(128)	(3,119)	674	(4,690)	(7,263)
Cash-settled share-based payment expense	(342)	(106)	—	(340)	(788)
Net Foreign exchange gain	2	(529)	—	22	(505)
Margin call on hedge	—	—	—	(435)	(435)
Net finance cost	(191)	15	—	—	(176)
Sale of Blanket Mine treasury	3,202	—	—	—	3,202
Profit before tax	21,977	1,878	795	(5,848)	18,802
Tax expense	(6,795)	(922)	—	—	(7,717)
Profit for the year	15,182	431	795	(5,323)	11,085

Major customer

Revenues from Fidelity Printers in Zimbabwe amounted to approximately $68,399 (2017: $69,762; 2016: $61,992).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

36        Non-controlling interests

Blanket Mine (1983) (Private) Limited NCI % - 16.2%

	2018	2017	2016

Current assets	19,107	15,559	13,151
Non-current assets	98,700	82,798	65,823
Current liabilities	(13,200)	(16,232)	(8,698)
Non-current liabilities	(33,043)	(23,041)	(20,185)
Net assets	71,564	59,084	50,091

Carrying amount of NCI	8,345	5,944	3,708

Revenue	68,399	69,762	61,992
Profit after tax	18,456	15,506	15,800
Total comprehensive income	18,456	15,506	15,800

Profit allocated to NCI	2,990	2,512	2,559
Dividend to NCI	(589)	(406)	(355)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

37       Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2018 was $619 (2017: $583).

38       Subsequent events

RSU and PSU settlement and new grants

On January 11, 2019, 224,667 PSUs and 69,307 RSUs fully vested. The vested amounts were settled by the issue of 93,664 shares in the Company and $885 in cash.

Pursuant to the provisions of the 2015 Omnibus Equity Incentive Compensation Plan a further 95,740 PSUs were granted on January 11, 2019 to certain key management personnel. The PSUs were granted with a service condition and a performance period of three years. The performance condition will be a function of gold production for the quarter ending December 31, 2021. The number of PSUs that will vest will be the PSUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations agreed on at the date of grant.

RTGS$

On February 20, 2019 the RBZ issued a monetary policy statement, which allows inter-bank trading between RTGS$ and foreign currencies. This changes the exchange rate, previously pegged 1 RTGS$ to the United States Dollar to a fluctuations exchange rate determined by supply and demand. In terms of this new policy, gold producers will continue to receive 55% of its gold proceeds in United States Dollar and the balance will be received in RTGS$ at the prevailing inter-bank rate. Blanket will use the RTGS$ proceeds to settle its local liabilities (wages, taxation, electricity and local procurement) and the United States Dollar component to fund offshore purchases. To the extent that Blanket has surplus RTGS$, these could be exchanged for foreign currency. The changes resulting from the monetary policy statement will not change the primary economic environment in which Blanket Mine operate, however the rate at which monetary items, denominated in RTGS$, are converted to Blanket Mine’s functional currency will fluctuate based on prevailing inter-bank exchange rates.

Export credit incentive

In the monetary policy statement issued on February 20, 2019 the RBZ announced the cancellation of the ECI.

Gold hedge

On January 10, 2019 the Company entered into a hedge in respect of 4,500 ounces of gold per month from February to June 2019. The hedge protects the Company if the gold price falls below $1,250 per ounce and was entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket’s capital investment plan, not as a speculative investment.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

38       Subsequent events (continued)

Indigenisation transaction – Fremiro buy out

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase

Femiro’s 15% shareholding in Blanket. As at the date of approval of these financial statements the transaction remained subject to, amongst other things, approvals from various Zimbabwean regulatory authorities to be effective. In terms of the sale agreement, the Company plans to issue 727,266 shares at $7.15 per share to Fremiro for the cancellation of their facilitation loan which stood at $11,467 as at June 30, 2018 ($11,468 at September 30, 2018) and the purchase of their 15% shareholding in Blanket, increasing the Company’s total shareholding in Blanket to 64%. The Company will continue to consolidate Blanket in the consolidated financial statements.

Eersteling Gold Mining Company Limited

On May 31, 2018 the Group entered into a new agreement to amend the initial share sale agreement. The amended share sale agreement allowed for a purchase price of $ 3 million settled through three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. The share sale agreement was suspensive, subject to the conclusion of the rock dump sale (refer note 10) and for SH Minerals to obtain funding for the purchase price for the sale. In February 2019 an amount of ZAR13 million ($1 million) was received as payment towards the purchase price. The payment received in February 2019 effectively transferred the registered and beneficial ownership of Eersteling to SH Minerals and the Group relinquished control.

Caledonia Mining Corporation Plc

Additional information

DIRECTORS AND OFFICERS at March 20, 2019

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (5) (7)	M. Learmonth (5) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) (7)	M. Mason (5) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	VP Corporate Development and Investor Relations London, England

M. Learmonth (5) (7)	A. Chester (5)
Chief Financial Officer Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

John McGloin (1) (3) (4) (6) (7)	Board Committees
Non-executive Director	(1) Audit Committee
Bishops Stortford, United Kingdom	(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nomination Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

Caledonia Mining Corporation Plc

Additional information

CORPORATE DIRECTORY as at March 20, 2019

CORPORATE OFFICES	SOLICITORS
Jersey – Head and Registered Office	Mourant Ozannes (Jersey)
Caledonia Mining Corporation Plc	22 Grenville Street
3rd Floor	St Helier
Weighbridge House	Jersey
St Helier	Channel Islands
Jersey JE2 3NF

South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
South Africa
Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
Zimbabwe	London WC2A 1AP
Caledonia Holdings Zimbabwe (Private) Limited	United Kingdom
P.O. Box CY1277
Causeway, Harare	Dorsey & Whitney LLP (US)
Zimbabwe	TD Canada Trust Tower
Brookfield Place
Capitalisation (March 20, 2019)	161 Bay Street
Authorised: 10,696,817	Suite 4310
Shares, Warrants and Options Issued:	Toronto, Ontario
Shares: 10,696,817	M5J 2S1 Canada
Options: 38,000

AUDITORS
SHARE TRADING SYMBOLS	BDO South Africa Incorporated
NYSE American - Symbol "CMCL"	Wanderers Office Park
AIM - Symbol “CMCL”	52 Corlett Drive
Toronto Stock Exchange - Symbol “CAL”	Illovo 2196
South Africa
BANKERS	Tel: +27(0)105907200
Barclays
13 Library Place	REGISTRAR & TRANSFER AGENT
St Helier, Jersey	Computershare
100 University Ave, 8th Floor,
Toronto, Ontario, M5J 2Y1
Tel: +1 416 263 9483